Exhibit 99.1

Immuron Announces New U.S. Department of Defense Research Award for Naval Medical Research Command and Walter Reed Army Institute of Research to advance Travelan®

Highlights:

$3.5 (USD $2.3) million funding for NMRC and WRAIR approved by the U.S. Department of Defense to advance the development of Travelan.

Melbourne, Australia, August 16, 2024: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to announce the funding of a new research agreement for the Naval Medical Research Command (NMRC), and Walter Reed Army Institute of Research (WRAIR) Silver Spring, MD, USA.

The focus of this new research agreement is to develop an enhanced formulation of Travelan potentially expanding the coverage of the product as a therapeutic measure against endemic military relevant diarrheal pathogens. This work will utilize the extensive experience of the US Department of Defense human infectious disease vaccine programs and will target key protective antigens of the major enteric bacterial pathogens Campylobacter, Shigella and Entertoxigenic E. coli strains not present in the current product formulation.

Immuron will now negotiate a sub award for collaboration with NMRC and WRAIR to advance this research.

The U.S Department of Defense has recognized the benefits of Immuron’s technology platform and has an established long-standing relationship with Immuron to evaluate the commercial over-the-counter bovine colostrum product Travelan for its specificity and effectiveness against diarrheal pathogens. As an extension of the current Shigella (WRAIR), ETEC and Campylobacter (NMRC) research programs the goal of this award is to identify and define pathways to formulate, characterize and perform pre-clinical testing of a military-relevant combined colostrum product.

Infectious diarrhea is the most common illness reported by travelers visiting developing countries and among US troops deployed overseas as indicated by the 2019 Department of Defense (DoD) Infectious Disease Threats Prioritization Panel. The morbidity and associated discomfort stemming from diarrhea decreases daily performance, affects judgment, decreases morale and declines operational readiness. The first line of treatment for infectious diarrhea is the prescription of antibiotics. Unfortunately, in the last decade, several enteric pathogens have demonstrated increasing resistance to commonly prescribed antibiotics. In addition, traveler’s diarrhea is now recognized by the medical community to result in post-infectious sequelae, including post-infectious irritable bowel syndrome (IBS) and several post-infectious autoimmune diseases. A preventative treatment that defends against infectious enteric diseases is a high priority objective for the US Military.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore
Chief Executive Officer
Ph: +61 (0)3 9824 5254

info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletised preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Acknowledgment

This work was supported by the U.S. Army Medical Research and Development Command (USAMRDC), through the Joint Warfighter Medical Research Program (JWMRP) under Award Number JW230174 funded for a total of $2,298,359. Opinions, interpretations, conclusions, and recommendations are those of the author and are not necessarily endorsed by the Department of Defense. In conducting research using animals, the investigator(s) adhered to the laws of the United States and regulations of the Department of Agriculture. In the conduct of research involving hazardous organisms or toxins, the investigator(s) adhered to the CDC-NIH Guide for Biosafety in Microbiological and Biomedical Laboratories.